Exhibit 99.1

Smart Share Global Limited Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company from Hillhouse

SHANGHAI, China, August 15, 2025 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced that the board of directors received a preliminary non-binding proposal letter, dated August 13, 2025, from Hillhouse Investment Management, Ltd. (together with its affiliates, “Hillhouse”) to acquire all of the outstanding ordinary shares of the Company that are not already beneficially owned by Hillhouse or the Management Members (as defined below) for US$1.77 per ADS or US$0.885 per share in cash, subject to the acceptance by the Management Members of the similar rollover arrangement in the Merger Agreement (as defined below).

On August 1, 2025, the Company announced that it had entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company will be acquired by Trustar Mobile Charging Holdings Limited (together with its affiliates, “Trustar Capital”), Mr. Mars Guangyuan Cai (“Mr. Cai”), Chairman of the Board and Chief Executive Officer of the Company, Mr. Peifeng Xu (“Mr. Xu”), Director and President of the Company, Mr. Victor Yaoyu Zhang (“Mr. Zhang”), Chief Marketing Officer of the Company, and Ms. Maria Yi Xin, Director and Chief Financial Officer of the Company (“Ms. Xin”, together with Mr. Cai, Mr. Xu and Mr. Zhang, the “Management Members”, and together with Trustar Capital, the “Consortium”). For more details about the Merger Agreement, please refer to the Form 6-K furnished by the Company with the SEC on August 1, 2025.

The special committee of the Company’s independent directors, which was formed following receipt of a preliminary non-binding proposal letter, dated January 5, 2025, from the Consortium will continue to consider and evaluate all options for the best interests of shareholders with the assistance of the special committee’s independent financial and legal advisors.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to this proposal from Hillhouse. There can be no assurance that any definitive agreement will be executed relating to the transaction contemplated by the proposal, or that the transaction contemplated by the proposal or any similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2024, the Company had 9.6 million power banks in 1,279,900 POIs across more than 2,200 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.